

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

03 NOV 12 AM 7:21

Registered Mail

24 October 2003

File number 82-4482
Rule 12g3-2(b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America


03037254

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Attention: Mr Elliot Staffin

Dear Sir

Unaudited results for the quarter 30 September 2003

We enclose the above report for your records, and this has been posted to shareholders.

Yours faithfully
For and on behalf of
Avgold Limited

S E Sather
Company Secretary

K:\Users\GCOM671\FAZELAA\My Documents\2003 LETTERS\Letter - Office of International Corporate Finance - 24 October 2003.doc

dlw 11/12

AVGOLD Unaudited Results

Avgold Limited
(Incorporated in the Republic of South Africa)
Registration Number: 1990/007025/06
Share code AVG
ISIN ZAE 0000 12175
("Avgold" or "the Company")

FOR THE QUARTER ENDED 30 SEPTEMBER 2003

Avgold share price (cents)

	Quarter ended 30 September 2003	Quarter ended 30 June 2003
High:	1 060	815
Low:	751	730
Average:	885	786
Period end:	910	765

Source: Reuters

Avgold share price (cents)/JSE Gold Index
1 July 2003 to 30 September 2003


3000
2500
2000
1500
1000
500
1100
1000
900
800
700
600
500
Jul-03
Aug-03
Sep-03
JSE Gold Index
Avgold Close

Gold Sold (Kg)


2 623*
3 099
Q4 – 2003
Q1 – 2004

Cash Costs (R/Kg)


56 508*
41 018
Q4 – 2003
Q1 – 2004

*Includes ETC to 15 June 2003

HIGHLIGHTS

- **STRONG OPERATING PERFORMANCE FOLLOWING REDESIGN AND RESCHEDULING AT TARGET MINE**
- **GOLD SOLD AT TARGET MINE UP 51% TO 3 099 KG (Q403: 2 048 KG)**
- **REVENUE UP 11% TO R244 MILLION (Q403: R219 MILLION)**
- **CASH COSTS AT TARGET MINE DOWN 18% TO R41 018/KG (Q403: R50 060/KG)**
- **CASH GENERATED FROM OPERATIONS OF R81 MILLION (Q403: R47 MILLION)**
- **PRE-FEASIBILITY ON NORTHERN FREE STATE COMPLETED – PHASED TWO SHAFT APPROACH MOST VIABLE**

SAFETY AND HEALTH

The lost day injury frequency rate per million man hours worked in the September 2003 quarter decreased to 6,84.

	Quarter ended	
	30 September 2003	30 June 2003
ETC	N/A	8,16
TARGET	6,84	7,80
AVGOLD	6,84	7,97

SALIENT FEATURES – SALES AND COSTS

		Quarter ended			Year ended
		Sept 2003	Sept 2002	June 2003*	June 2003*
Avgold total:					
Revenue received	– Rand per kilogram	**78 721**	84 719	83 390	83 891
	– US$ per ounce	**328**	302	309	305
Average spot price	– Rand per kilogram	**86 556**	104 886	86 740	97 266
	– US$ per ounce	**359**	314	346	334
Cash cost	– Rand per kilogram	**41 018**	56 151	56 508	56 503
	– US$ per ounce	**171**	168	225	193
Total gold sales	– kilograms	**3 099**	3 075	2 623	11 899
	– ounces	**99 626**	98 873	84 334	382 561
Target:					
Cash cost	– Rand per kilogram	**41 018**	49 724	50 060	51 327
	– US$ per ounce	**171**	149	199	175
Total gold sales	– kilograms	**3 099**	2 373	2 048	9 155
	– ounces	**99 626**	76 299	65 855	294 339

* Comparative figures for the June 2003 quarter include ETC to 15 June 2003

OVERVIEW

This report contains:

- the results for the quarter ended 30 September 2003 of the Target gold mine;
- information from the pre-feasibility study, which evaluates the most viable mining design to access the resources north of Target.

In terms of the rules of the generally accepted accounting statement on financial instruments, AC133, a significant charge to the income statement is recorded due to the strengthening of the rand.

AVGOLD: Quarter ended 30 September 2003

Headline earnings before unrealised non-hedge derivatives showed a significant improvement to R40,6 million (30 June 2003: R7,8 million). Revenue increased 11 per cent to R244,2 million (R219,1 million) as a result of Target's strong operating performance – operating profit increased 227 per cent to R42,9 million as costs were well controlled during the quarter. Gold sold increased 18 per cent to 3 099kg (2 623kg), while cash costs declined 27 per cent to R41 018/kg (R56 508/kg).

During the quarter certain ETC properties (retained following the sale of ETC) were all sold for a consideration of R16,6 million, realising a surplus of R4,7 million. A taxation provision of R3,7 million has been made against this transaction.

TARGET – Quarter ended 30 September 2003

Following the redesign and rescheduling of the massive stopes the operating performance of the mine improved significantly during the quarter. Gold sold increased 51 per cent to 3 099kg (2 048kg) while yield improved 35 per cent to 11,38g/t (8,44g/t) and ore milled increased to 272 391 tonnes (242 549 tonnes). Cash costs also showed a marked improvement, declining 18 per cent to R41 018/kg (R50 060/kg) or 14 per cent to US$171/oz (US$199/oz) as a result of cost control efforts. Capital expenditure decreased to R14,7 million (R28,4 million).

COSTS

Costs were well controlled during the quarter. As the last of the capital projects near completion, the temporary labour component has been reduced accordingly. Following the restructuring of responsibilities, Target has reduced and streamlined its management team. The strong performance of the rand against the US dollar had a negative influence on operating margins, and as a result Target has commenced a process of supply chain cost management.

PRODUCTION

Plan showing narrow reef and massive mining


MOS 1&2
MOS 6&7
MINED OUT
SLOT
SLOT
Current destressed area
Narrow reef destressed area
Narrow reef mining since July 2003
Historical massive mining
Massive mining since July 2003
0
50m
100m

Production improved significantly during the quarter and the areas indicated in the diagram above were mined out. This improved production was achieved by the redesign and rescheduling of the massive stopes through:

- A reduction in the size of the massive stopes;
- Changing the configuration of the excavation ceilings;
- Spacing the drawpoints further apart to improve the stability of pillars; and
- The establishment of new slots outside of the abutment stresses.

We remain committed to our critical path to allow us to mine efficiently the massive stopes and to destress the blocks to the north.

NORTHERN FREE STATE

The pre-feasibility study for the Northern Free State has been completed and was presented to the board in October 2003. The study evaluated several options for accessing what is one of the largest unexploited gold resource in the world. The study has demonstrated the solid growth prospects at Target North and the potential to access Sun, neighbouring Target North to the north west.

The resource base is comprised as follows:

Key aspects	Content (Moz)**	Grade (g/t)**
Eldorado block*	7.1	6.6
Paradise block	8.8	7.8
Siberia block	15.5	6.9
Mariasdal block	10.2	8.4
Total	**41.6**	**7.3**
Remaining	32.8	6.1

*Excludes Target mines reserves of 3.86Moz

**Confirmed by independent auditors.

The evaluated options were threefold:

- A greenfields development of a mega mine with two shafts;
- A brownfields development with a twin shaft system adjacent to the current Target operation to be followed by a subsequent future shaft to the north; or
- A brownfields development with a single shaft system adjacent to the current Target operation to be followed by a subsequent future shaft to the north.

The findings of the pre-feasibility prove beyond doubt that the greenfields and brownfields three shafts options are not viable in the current climate as both options produce negative returns. However, the brownfields phased two shafts option is proven to be extremely viable and is expected to produce a real IRR of more than 25% with an NPV of approximately R0,75 billion.

The study also proved beyond doubt that the lead times and capital requirements for a greenfields operation make a mega-mine uneconomical. In contrast, the development of a single shaft in the vicinity of Target's current operations does add significant value. Accordingly, the most viable alternative has proved to be the brownfields development with 2 shafts. This development is a three phase process:

- Phase One will comprise sinking a shaft and associated infrastructure immediately adjacent to Target at a cost of approximately R900 million. This will provide immediate financial and operational benefits, while also providing a base to develop into phase two.
- Phase Two will focus on an expansion to more than 200 000tpm with the development of a plant and other infrastructure at a cost of R1 billion to R1,5 billion in real terms.

- Phase Three will establish the north shaft system, at an additional capital cost of approximately R3,8 billion in real terms.

The operational benefits of this development option are:
- The risk is reduced due to the phased process;
- Reduced travelling distances;
- Improved ventilation close to faces;
- Increase opportunities for underground exploration; and
- Improved flexibility of resource exploitation

Production profile


Ounces ('000)
800
700
600
500
400
300
200
100
0
Years
– Target
– Single Shaft Phase 1, 2 & 3

With these exciting prospects for optimally exploiting the Northern Free State resources at very favourable terms a bankable feasibility will be undertaken and completed as soon as possible.

HEDGING

As at 30 September 2003, Avgold's hedge book represented 72 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R331 million. This was calculated at a gold price of US$385,00/oz and an exchange rate of US$1,00:ZAR7,00. This mark-to-market valuation is inclusive of a negative R226 million pertaining to the rand/US$ forward exchange contracts utilised to convert the rand gold hedges into dollar gold hedges. The fair value adjustment on these FEC's has been included in the income statement.The hedges are unmargined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes.

Earnings are significantly distorted as a result and do not present an accurate economic picture of the Company's results during the reporting period.

Subsequent changes to exchange rates will result in adjustments to the income statement thereby creating further variability in earnings.

The net hedge book at 30 September 2003, is as follows:

Period ending			June 2004	June 2005	June 2006
Dollar forward sales contracts					
	Quantity sold	**kg**	6 916	9 137	4 403
		oz	222 366	293 762	141 545
		US$/oz	313	316	323

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for in the income statements, balance sheets and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items.

The following rand/US dollar exchange rates were used to prepare the financial results:

	Quarter ended			Year ended
	Sept. 2003	Sept. 2002	June 2003	June 2003
Average rate for the period	**7,48**	10,39	7,81	9,12
Spot rate at end of period	**7,00**	10,55	7,51	7,51

CHANGE OF DIRECTORS

Avgold is pleased to announce the appointment of Mr André Wilkens as non-executive director of the Company and Mr Graham Briggs as his alternate with effect from 10 October 2003.

BORROWINGS

Net borrowings reduced significantly during the quarter to R46 million (R134 million) following the strong operational performance at Target.

PROSPECTS

We remain confident about achieving our production objective of 350 000 oz for the year to 30 June 2004 and are committed to maintain the critical path and optimise the orebody extraction. We are fully focused on achieving cost efficiencies and expect to minimise our cash costs. Earnings will however continue to be affected by future fluctuations in the Rand/US$ exchange rate.

DIVIDEND POLICY

After meeting our obligations for debt servicing and capital replacement, we intend to distribute surplus cash in the form of a dividend. We are planning for this to occur once Avgold achieves debt-free status. The payment of future dividends remains dependent on the board's ongoing assessment of our earnings, financial condition (including cash requirements), future earnings and other external factors.

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in the previous financial year.

On behalf of the Board of Directors



Chairman
R P Menell



Managing Director
J C Steenkamp

Directors: R P Menell (Chairman), J C Steenkamp+ (Managing), M Arnold+, J J Geldenhuys, A N Lewis+, G S Potgieter+, A J Wilkens

Alternate director: G Briggs

+ Executive directors

Company secretary: S E Sather

Johannesburg
22 October 2003

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Audited Year ended
	Sept. 2003	Sept. 2002	June 2003*	June 2003*
Revenue	**244 190**	260 728	219 097	999 480
– gold revenue	**243 933**	260 538	218 738	998 217
– by-products	**257**	190	359	1 263
Costs and expenses	**201 300**	227 554	205 990	889 560
– gold operating	**127 360**	172 610	148 574	673 344
– amortisation	**68 343**	49 112	46 577	186 900
– administration and general	**5 597**	5 832	10 839	29 316
Operating profit	**42 890**	33 174	13 107	109 920
Investment income	**572**	3 113	3 333	12 987
Finance cost	**2 902**	14 137	13 811	57 946
Foreign exchange gain/(loss)	**–**	(10 498)	559	66 745
Unrealised non-hedge derivatives	**(123 730)**	–	(102 715)	(102 715)
Income/(loss) before exceptional item	**(83 170)**	11 652	(99 527)	28 991
Exceptional items	**4 661**	–	7 085	7 085
Income/(loss) before taxation	**(78 509)**	11 652	(92 442)	36 076
Taxation	**3 750**	–	1 000	9 207
Net earnings/(loss) for the period	**(82 259)**	11 652	(93 442)	26 869
Additional information				
Net earnings for the period excluding unrealised non-hedge derivatives	**41 471**	11 652	9 273	129 584
Headline earnings/(loss)	**(83 170)**	11 652	(94 926)	25 385
Headline earnings before unrealised non-hedge derivatives	**40 560**	11 652	7 789	128 100
Headline earnings/(loss) per share (cents)	**(12)**	2	(14)	4
Headline earnings per share before unrealised non-hedge derivatives (cents)	**6**	2	1	19
Earnings/(loss) per share (cents)	**(12)**	2	(14)	4
Weighted number of shares in issue (million)	**677**	673	676	674
Reconciliation of earnings and Headline earnings				
Net earnings/(loss) per income statement	**(82 259)**	11 652	(93 442)	26 869
Exceptional items: Profit on sale of ETC	**(4 661)**	–	(7 085)	(7 085)
Recoupments tax on sale of ETC	**3 750**	–	5 601	5 601
	(83 170)	11 652	(94 926)	25 385

BALANCE SHEET – Rand thousand

	Unaudited 30 Sept. 2003	Unaudited 30 Sept. 2002	Audited 30 June 2003*
ASSETS			
Non-current assets	**2 504 751**	2 901 457	2 569 795
Property, plant and equipment	**2 479 352**	2 853 586	2 543 841
Investments	**25 399**	47 871	25 954
Current assets	**107 052**	227 275	84 382
Inventories	**57 817**	55 208	46 407
Trade and other receivables	**44 095**	57 379	37 214
Deposits and cash	**5 140**	114 688	761
Total assets	**2 611 803**	3 128 732	2 654 177
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	**6 779**	6 734	6 765
Share premium	**2 226 351**	2 208 043	2 219 900
Retained income/(accumulated loss)	**(38 432)**	(19 224)	43 827
Total shareholders' equity	**2 194 698**	2 195 553	2 270 492
Non-current liabilities	**267 892**	638 200	144 639
Long-term loans	**–**	556 789	–
Non-hedge derivatives	**226 444**	–	102 715
Long-term provisions	**41 448**	81 411	41 924
Current liabilities	**149 213**	294 979	239 046
Trade and other payables	**98 288**	117 076	104 126
Derivative instruments	**–**	47 834	–
Short-term borrowings	**50 925**	130 069	134 920
Total equity and liabilities	**2 611 803**	3 128 732	2 654 177

* Includes ETC to 15 June 2003

CASH FLOW STATEMENT – Rand thousand

	Unaudited Quarter ended			Audited Year ended
	Sept. 2003	Sept. 2002	June 2003*	June 2003*
Cash generated from/(utilised by) operations				
Operating profit	**42 890**	33 174	13 107	109 920
Non-cash items and adjustments				
Amortisation and depreciation	**68 343**	49 112	46 577	186 900
Provisions	**–**	(620)	(5 262)	(5 546)
Profit on sale of property, plant and equipment	**–**	–	–	(1 519)
	111 233	81 666	54 422	289 755
Net withdrawal from/(payments to) environmental trust fund	**–**	–	3 925	3 925
Investment income	**654**	3 113	3 333	12 987
Finance charges	**(2 902)**	(14 137)	(13 811)	(57 946)
	108 985	70 642	47 869	248 721
Cash provided by/(reinvested in) working capital				
Inventories	**(11 410)**	(10 447)	(15 910)	(18 351)
Trade and other payables	**(9 588)**	(36 266)	3 426	(30 390)
Trade and other receivables	**(6 881)**	(2 247)	11 446	13 578
Net cash generated from operating activities	**81 106**	21 682	46 831	213 558
Cash utilised in investment activities				
Property, plant and equipment acquired	**(15 795)**	(20 559)	(33 846)	(124 364)
Investments acquired	**–**	–	(5)	(483)
Property, plant and equipment sold	**16 598**	1 196	199	3 558
Proceeds on sale of ETC mine	**–**	–	251 817	251 817
	803	(19 363)	218 165	130 528
Cash provided by financing activities				
Net increase in shareholders' funding	**6 465**	1 662	3 922	13 551
Leased assets	**–**	(341)	(380)	(1 434)
Decrease in long-term loans	**–**	(1 743)	(327 920)	(376 189)
(Decrease)/increase in overdrafts and short-term borrowings	**(83 995)**	3 981	(74 096)	(76 224)
	(77 530)	3 559	(398 474)	(440 296)
Increase/(decrease) in cash balances	**4 379**	5 878	(133 478)	(96 210)
Cash and cash equivalents at beginning of period	**761**	108 810	133 813	108 810
Translation adjustment	**–**	–	426	(11 839)
Cash and cash equivalents at end of period	**5 140**	114 688	761	761

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income/ (Accumulated loss)	Unaudited year to date		Audited Year ended
			Sept. 2003	Sept. 2002	June 2003*
Changes in shareholders' equity					
Balance at beginning of period	2 226 665	43 827	**2 270 492**	2 230 072	2 230 072
Share options exercised	6 473	–	**6 473**	1 679	13 584
Derivative instruments	–	–	**–**	(47 834)	–
Expenses written off against share premium	(8)	–	**(8)**	(16)	(33)
Net earnings/(loss) for the period	–	(82 259)	**(82 259)**	11 652	26 869
Balance at end of period	2 233 130	(38 432)	**2 194 698**	2 195 553	2 270 492

* Includes ETC to 15 June 2003

INCOME STATEMENT – US dollar thousand

	Quarter ended			Year ended
	Sept. 2003	Sept. 2002	June 2003*	June 2003*
Revenue	**32 646**	25 094	28 053	109 592
– gold revenue	**32 612**	25 076	28 007	109 454
– by-products	**34**	18	46	138
Costs and expenses	**26 912**	21 901	26 375	97 539
– gold operating	**17 027**	16 613	19 023	73 832
– amortisation	**9 137**	4 727	5 964	20 493
– administration and general	**748**	561	1 388	3 214
Operating profit	**5 734**	3 193	1 678	12 053
Investment income	**76**	300	427	1 424
Finance cost	**388**	1 361	1 768	6 354
Foreign exchange gain/(loss)	**–**	(1 010)	72	7 319
Unrealised non-hedge derivatives	**(16 541)**	–	(11 263)	(11 263)
Income/(loss) before exceptional item	**(11 119)**	1 122	(10 854)	3 179
Exceptional items	**623**	–	777	777
Income/(loss) before taxation	**(10 496)**	1 122	(10 077)	3 956
Taxation	**535**	–	133	1 010
Net earnings/(loss) for the period	**(11 031)**	1 122	(10 210)	2 946
Additional information				
Net earnings for the period excluding unrealised non-hedge derivatives	**5 510**	1 122	1 053	14 209
Headline/(loss) earnings	**(11 654)**	1 122	(10 987)	2 783
Headline earnings before unrealised non-hedge derivatives	**4 887**	1 122	276	14 046
Headline earnings/(loss) per share (cents)	**(2)**	–	(2)	–
Headline earnings per share before unrealised non-hedge derivatives (cents)	**1**	–	–	2
Earnings/(loss) per share (cents)	**(2)**	–	(2)	–
Weighted number of shares in issue (million)	**677**	673	676	674
Reconciliation of earnings and Headline earnings				
Net earnings/(loss) per income statement	**(11 031)**	1 122	(10 210)	2 946
Exceptional items: Profit on sale of ETC	**(623)**	–	(777)	(777)
Recoupment tax on sale of ETC	**535**	–	614	614
	(11 119)	1 122	(10 373)	2 783

BALANCE SHEET – US dollar thousand

	30 Sept. 2003	30 Sept. 2002	30 June 2003*
ASSETS			
Non-current assets	**357 822**	275 020	342 183
Property, plant and equipment	**354 193**	270 482	338 727
Investments	**3 629**	4 538	3 456
Current assets	**15 293**	21 543	11 236
Inventories	**8 260**	5 233	6 180
Trade and other receivables	**6 299**	5 439	4 955
Deposits and cash	**734**	10 871	101
Total assets	**373 115**	296 563	353 419
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	**968**	638	901
Share premium	**321 506**	211 745	299 343
Retained income/(accumulated loss)	**(8 946)**	(4 273)	2 085
Total shareholders' equity	**313 528**	208 110	302 329
Non-current liabilities	**38 271**	60 493	19 259
Long-term loans	**–**	52 776	–
Non-hedge derivatives	**32 349**	–	13 677
Long-term provisions	**5 922**	7 717	5 582
Current liabilities	**21 316**	27 960	31 831
Trade and other payables	**14 041**	11 097	13 865
Derivative instruments	**–**	4 534	–
Short-term borrowings	**7 275**	12 329	17 966
Total equity and liabilities	**373 115**	296 563	353 419

* Includes ETC to 15 June 2003

CASH FLOW STATEMENT – US dollar thousand

	Quarter ended			Year ended
	Sept. 2003	Sept. 2002	June 2003*	June 2003*
Cash generated from/(utilised by) operations				
Operating profit	**5 734**	3 193	1 678	12 053
Non-cash items and adjustments:				
Amortisation and depreciation	**9 137**	4 727	5 964	20 493
Provisions	**–**	(60)	(674)	(608)
Profit on sale of property, plant and equipment	**–**	–	–	(167)
	14 871	7 860	6 968	31 771
Net withdrawals from/(payments to) environmental trust fund	**–**	–	503	430
Investment income	**76**	300	427	1 424
Finance charges	**(388)**	(1 361)	(1 768)	(6 354)
	14 559	6 799	6 130	27 271
Cash provided by/(reinvested in) working capital				
Inventories	**(1 525)**	(1 006)	(2 037)	(2 012)
Trade and other payables	**(1 282)**	(3 490)	439	(3 332)
Trade and other receivables	**(920)**	(216)	1 465	1 489
Net cash generated from operating activities	**10 832**	2 087	5 997	23 416
Cash utilised in investment activities				
Property, plant and equipment acquired	**(2 112)**	(1 979)	(4 334)	(13 636)
Investments acquired	**–**	–	(1)	(53)
Property, plant and equipment sold	**2 219**	115	26	390
Proceeds on sale of ETC mine	**–**	–	32 243	27 612
	107	(1 864)	27 934	14 313
Cash provided by financing activities				
Net increase in shareholders' funding	**864**	160	502	1 486
Leased assets	**–**	(33)	(49)	(157)
Decrease in long-term loans	**–**	(168)	(41 987)	(41 249)
(Decrease)/increase in overdrafts and short-term borrowings	**(11 229)**	383	(9 487)	(8 358)
	(10 365)	342	(51 021)	(48 278)
Increase/(decrease) in cash balances	**574**	565	(17 090)	(10 549)
Cash and cash equivalents at beginning of period	**101**	10 616	16 727	10 616
Translation adjustment	**59**	(310)	464	34
Cash and cash equivalents at end of period	**734**	10 871	101	101

STATEMENT OF SHAREHOLDERS' EQUITY – US dollar thousand

	Ordinary share capital and premium	Retained income/ (Accumulated loss)	Year to date		Year ended
			Sept. 2003	Sept. 2002	June 2003*
Changes in shareholders' equity					
Balance at beginning of period	300 244	2 085	**302 329**	217 568	217 568
Share options exercised	865	–	**865**	163	1 489
Derivative instruments	–	–	**–**	(4 534)	–
Expenses written off against share premium	(1)	–	**(1)**	(2)	(4)
Net earnings/(loss) for the period	–	(11 031)	**(11 031)**	1 122	2 946
Translation adjustment	21 366	–	**21 366**	(6 207)	80 330
Balance at end of period	322 474	(8 946)	**313 528**	208 110	302 329

* Includes ETC to 15 June 2003

OPERATING RESULTS

AVGOLD TOTAL

		Quarter ended			Year ended
		Sept. 2003	Sept. 2002	June 2003*	June 2003*
Metric					
Ore milled	tonnes	**272 391**	362 535	320 811	1 388 764
Gold sold	kg	**3 099**	3 075	2 623	11 899
Yield	g/t	**11,38**	8,48	8,18	8,57
Cash cost	R/kg	**41 018**	56 151	56 508	56 503
Non-cash cost	R/kg	**23 800**	17 782	21 885	18 150
Total cost	R/kg	**64 818**	73 932	78 393	74 653
Capital expenditure	R000's	**15 792**	20 037	33 825	122 905
Imperial					
Ore milled	tons	**300 257**	399 622	353 630	1 530 835
Gold sold	oz	**99 626**	98 873	84 334	382 561
Yield	oz/t	**0,33**	0,25	0,24	0,25
Cash cost	US$/oz	**171**	168	225	193
Non-cash cost	US$/oz	**99**	53	87	62
Total cost	US$/oz	**270**	221	312	255
Capital expenditure	US$000's	**2 111**	1 928	4 331	13 476

TARGET TOTAL

		Sept. 2003	Sept. 2002	June 2003*	June 2003*
Metric					
Ore milled	tonnes	**272 391**	282 894	242 549	1 068 376
Gold sold	kg	**3 099**	2 373	2 048	9 155
Yield	g/t	**11,38**	8,39	8,44	8,57
Cash cost	R/kg	**41 018**	49 724	50 060	51 327
Non-cash cost	R/kg	**22 237**	18 092	21 188	17 900
Total cost	R/kg	**63 255**	67 816	71 248	69 227
Capital expenditure	R000's	**14 735**	15 666	28 427	100 539
Development results:					
Advanced	m	**1 957**	1 903	1 713	7 431
Reef development	m	**1 142**	1 125	1 045	5 308
Sampled	m	**555**	673	243	1 866
Channel width	cm	**433**	456	479	1 818
Channel value	g/t	**4,33**	5,98	3,32	6,76
	cm.g/t	**1 874**	2 727	1 590	12 298
Imperial					
Ore milled	tons	**300 257**	311 834	267 362	1 177 671
Gold sold	oz	**99 626**	76 299	65 855	294 339
Yield	oz/t	**0,33**	0,24	0,25	0,25
Cash cost	US$/oz	**171**	149	199	175
Non-cash cost	US$/oz	**92**	54	85	61
Total cost	US$/oz	**263**	203	284	236
Capital expenditure	US$000's	**1 970**	1 508	3 640	11 024

* Includes ETC to 15 June 2003

PRODUCTION COST RECONCILIATION

AVGOLD TOTAL – Rand thousand

		Quarter ended			Year ended
		Sept. 2003	Sept. 2002	June 2003*	June 2003*
Gold operating costs per income statement		**127 360**	172 610	148 574	673 344
Less: Revenue from by-products		**(257)**	(190)	(359)	(1 263)
Cash costs		**127 103**	172 420	148 215	672 081
Add:					
– Amortisation and depreciation		**68 343**	49 112	46 577	186 900
– Administration and general		**5 597**	5 832	10 839	29 316
Non-cash costs		**73 940**	54 944	57 416	216 216
Total cost		**201 043**	227 364	205 631	888 297
Gold sold	kg	**3 099**	3 075	2 623	11 899
Production cost:					
Cash cost	R/kg	**41 018**	56 151	56 508	56 503
Non-cash cost	R/kg	**23 800**	17 782	21 885	18 150
Total operating cost	R/kg	**64 818**	73 932	78 393	74 653
Gold price realised	R/kg	**78 721**	84 719	83 390	83 891

* Includes ETC to 15 June 2003

AVGOLD TOTAL – US dollar thousand

		Quarter ended			Year ended
		Sept. 2003	Sept. 2002	June 2003*	June 2003*
Gold operating costs per income statement		**17 027**	16 613	19 024	73 832
Less: Revenue from by-products		**(34)**	(18)	(46)	(139)
Cash costs		**16 992**	16 595	18 978	73 693
Add:					
– Amortisation and depreciation		**9 137**	4 727	5 964	20 493
– Administration and general		**748**	561	1 388	3 215
Non-cash costs		**9 885**	5 288	7 352	23 708
Total cost		**26 877**	21 883	26 329	97 401
Gold sold	oz	**99 626**	98 873	84 334	382 560
Production cost:					
Cash cost	US$/oz	**171**	168	225	193
Non-cash cost	US$/oz	**99**	53	87	62
Total operating cost	US$/oz	**270**	221	312	255
Gold price realised	US$/oz	**328**	302	309	305

* Includes ETC to 15 June 2003

CONTACT DETAILS

EBRAHIM TAKOLIA
Direct line: (+27 11) 634-0333
Fax: (+27 11) 634-0278
Mobile: 083 291 3384
e-mail: ebrahimt@avgold.co.za


AVGOLD LIMITED

www.avgold.co.za


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